

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Enrique Mayor-Mora
Chief Financial Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

      Re: CarMax, Inc.
          Form 10-K for Fiscal Year Ended February 28, 2021
          Filed April 20, 2021
          Form 10-Q for Quarter Ended November 30, 2021
          Filed January 6, 2022
          File No. 001-31420

Dear Mr. Mayor-Mora:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services